Filed by Jagged Peak Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Jagged Peak Energy Inc.
Commission File No.: 001-37995

On October 24, 2019, Jagged Peak Energy Inc. (“Jagged Peak”) and Parsley Energy, Inc. (“Parsley”) sent a joint memorandum to their respective employees, the text of which is included below.

October 24, 2019

Dear Parsley and Jagged Peak employees:

Thank you for your support during a critical week for both of our organizations. The combination of Parsley and Jagged Peak’s premier assets will truly enhance our collective core strategies, cementing our position as a leading Permian powerhouse.

In the days since the announcement of the merger of our two companies, Parsley Energy representatives visited with Jagged Peak employees in Denver, made plans to visit the Monahans office, and our management teams have begun to develop plans that will support the integration of the businesses.

We have created a Steering Committee and an Integration Planning Team consisting of representatives from both organizations who, after certain regulatory clearances are obtained, will lead all integration planning activities in the coming months. These teams are responsible for planning for the integration appropriate functions, processes, systems, and personnel for the optimization of our combined organization going forward.

The members of the Integration Planning Team, listed below, may contact additional subject matter experts at both Parsley and Jagged Peak for assistance. Unless you receive a specific request to assist in the integration planning process, please do not contact your counterparts at the other company regarding the integration or share any confidential business information. However, we do appreciate your feedback on critical items the team should consider for the integration planning process as it relates to your role.

The merger between Parsley and Jagged Peak is not expected to close until the first quarter of 2020. Until that time, we will each continue to operate as independent companies. Thank you for focusing on your day-to-day responsibilities. Your professionalism and discipline have allowed for this opportunity, and it is critical that we continue to safely and efficiently operate as we are all accustomed.

We look forward to optimizing the shared opportunity between our two great companies.

Thank you,

Matt Gallagher	Jim Kleckner

STEERING COMMITTEE
as of October 24, 2019

Matt Gallagher	Jim Kleckner
Ryan Dalton	Bob Howard
Colin Roberts	Chris Humber
David Dell’Osso	Craig Walters
Paul Treadwell
Mike Hinson
Stephanie Reed
Cecilia Camarillo

INTEGRATION PLANNING TEAM
as of October 24, 2019

Integration Manager	Carrie Endorf	Emily Mills
Information Technology	Rob Hembree	Ryan Axlund
Accounting	Cecilia Camarillo	Shonn Stahlecker
Human Resources and Property Management	Kristin McClure	Megan Morris
Legal and Risk Management	Matt Hutchison Mark Brown	Chris Humber
Communications	Katharine McAden	James Edwards Megan Morris
Supply Chain Management	Wade Cosgrove	Josh Frontiera
Health, Safety and Environment	Joe Thompson	Justin Silvas
Field Operations	Thad Meadows	Bobby Gossett
Production and Facilities Engineering	Leo Pileggi Chad McNeely	Nathan Leonard
Reservoir, Planning and Reserves	David Livasy Eduardo Martinez	Jason Gaines
Drilling and Completions	Landon Martin	Eric Kolstad
Geoscience and GIS	Jennifer Hernandez Lauren Neidhardt	Jason Anderson
Land and Regulatory	Jason Nettles Whitney Shine	David Eckelberger Meghan Twele
Administration	Margaret Drake-Studstill
***********

No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Jagged Peak and Parsley. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, Parsley will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Jagged Peak and Parsley and a prospectus of Parsley. The Transaction will be submitted to Jagged Peak’s stockholders and Parsley’s stockholders for their consideration. Jagged Peak and Parsley may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Parsley and Jagged Peak. This communication is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Parsley or Jagged Peak may file with the SEC or send to stockholders of Parsley or Jagged Peak in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF JAGGED PEAK AND PARSLEY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Parsley or Jagged Peak through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Jagged Peak will be made available free of charge on Jagged Peak’s website at http://www.jaggedpeakenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Jagged Peak Energy Inc., 1401 Lawrence Street, Suite 1800, Denver, CO 80202, Tel. No. (720) 215-3754. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www.parsleyenergy.com/investors or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, TX 78701, Tel. No. (512) 505-5199.
Participants in the Solicitation
Parsley, Jagged Peak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Jagged Peak’s directors and executive officers is contained in the proxy statement for Jagged Peak’s 2019 Annual Meeting of Stockholders filed with the SEC on April 10, 2019, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Jagged Peak’s website at http://www.jaggedpeakenergy.com. Information regarding Parsley’s executive officers and directors is contained in the proxy statement for the Parsley’s 2019 Annual Meeting of Stockholders filed with the SEC on April 8, 2019 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this communication at the SEC’s website at www.sec.gov or by accessing the Parsley’s website at http://www.parsleyenergy.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this communication as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Parsley or Jagged Peak expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Parsley may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Jagged Peak may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Parsley’s common stock or Jagged Peak’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parsley and Jagged Peak to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Parsley’s or Jagged Peak’s control, including those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.parsleyenergy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Jagged Peak’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Jagged Peak’s website at http://www.jaggedpeakenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Parsley or Jagged Peak believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parsley and Jagged Peak undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.